Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14d-9 under the

Securities Exchange Act of 1934, as amended

Filer: Surgical Care Affiliates, Inc.

Subject Company: Surgical Care Affiliates, Inc.

Filer’s Commission File Number: 001-36154

Date: January 18, 2017

Optum / SCA Announcement

Physician Frequently Asked Questions (FAQs)

January 18, 2017

The purpose of this document is to provide physicians with responses to frequently asked questions (“FAQs”) regarding the announcement of the planned merger of Surgical Care Affiliates, Inc. (“SCA”) with a wholly-owned subsidiary of UnitedHealth Group Incorporated (“UnitedHealth” or “UnitedHealth Group”). It is very natural to have many questions following the announcement of a transaction such as this. At this time, we are unfortunately limited in our ability to address many questions that we know you may have due to regulatory and other considerations. That being said, through these FAQs, we are providing information on a number of topics we understand you may be focusing on and we expect to provide further updates as we have information we can share. This set of FAQs is not exhaustive, but it is designed to help you better understand certain aspects of the UnitedHealth transaction. This document is for internal use only.

Overview

On January 9, 2017, SCA announced that it had entered into a merger agreement (the “Merger Agreement”) with UnitedHealth and two wholly-owned subsidiaries of UnitedHealth, to become a part of UnitedHealth’s OptumCare group. The Merger Agreement calls for the acquisition of all of SCA’s outstanding common stock for $57.00 per share, to be funded between 51 percent and 80 percent with UnitedHealth common stock, with the final percentage to be determined at UnitedHealth’s option, and the remainder in cash.

Summary

We are extremely proud of the progress the SCA community has made over the last decade since we came together to define our values, mission and vision.

One of our greatest responsibilities is to position SCA to continue making progress towards our Vision of becoming the partner of choice and to deliver on our mission of improving healthcare in America.

As we reflected on how to accelerate our progress, we decided to join the UnitedHealth Group as part of its OptumCare subsidiary. We believe this combination will:

•	Accelerate our progress towards our vision to become the partner of choice and to improve healthcare in America;
•	Better align with health plans and medical groups – including UnitedHealthcare, OptumCare’s physician groups and others that are seeking to achieve the triple aim;
•	Develop better tools to help independent physicians – our primary customers – to succeed in the years to come; and
•	Continue our focus on patient value and satisfaction.

UnitedHealth Group is a roughly $200 billion enterprise, comprised of two parts:

•	UnitedHealthcare is a $160 billion health benefits platform and the largest health plan in the country
•	Optum is a $90 billion health services platform consisting of:
○	OptumCare (which is the Optum group SCA would join, and which includes the largest primary care driver delivery organization in the country and one of the largest urgent care networks in the country);
○	OptumConsumer (a consumer engagement and population health analytics platform);
○	OptumInsight (a data analytics platform); and
○	OptumRx (pharmacy care services for approximately 65 million people).

Frequently Asked Questions (FAQs)

Why a payer and why OptumCare?

OptumCare focuses on optimizing care in the right setting, just like SCA, so it brings together similar strategies, but with complementary core skill sets. UnitedHealth Group and more specifically Optum (UnitedHealth Group’s health services business) provides a variety of business services to most other major payers and has also developed extensive experience as a health care service provider that is central to most other major provider networks. We expect this to be the case going forward with our partnerships.

Is SCA is now a “one” payer company?

We are a multi-payer business, no different than your practice, but now with increased support from the largest payer. OptumCare is partnering with more than 100 health plans across the country and has a reputation for impartial business decisions in the best interest of each market and customer. As an example, most Blue Cross plans use Optum services to support their health plans. And Monarch HealthCare as an IPA adopted a multi-payer strategy long before joining OptumCare and today has been part of OptumCare for five years actively serving Anthem Blue Cross patients. Those Anthem Blue Cross patients who use Monarch HealthCare (“Monarch”) providers receive surgery in SCA ASCs.

Are there OptumCare medical groups or urgent care clinics in our area? Can we expect referrals?

OptumCare today operates medical groups / IPAs in the following markets: California (Monarch, AppleCare, NAMM), Connecticut (ProHealth), Florida (WellMed), Nevada (Southwest Medical Associates), New York (ProHEALTH), Texas (WellMed) and Utah. Additionally, through MedExpress they have urgent care clinics in the following states: Arkansas, Connecticut, Delaware, Florida, Illinois, Indiana, Kansas, Maryland, Massachusetts, Michigan, Minnesota, Nebraska, New Jersey, Oklahoma, Pennsylvania, Virginia, and West Virginia.

For many years we have had an active collaborative relationship with Monarch, which is one of the OptumCare medical groups, and Monarch has been active in encouraging the performance of appropriate procedures by surgeons at our surgery centers, due to the value created by the lower-cost, high-quality environment. As we move forward we will look to create similar levels of collaboration where we have a mutual presence.

Once the transaction closes, SCA will be part of a large bureaucratic organization. Will you be able to continue to focus on physician needs?

SCA will continue under the same local leadership and teams, but will have more resources to support independent physicians. Please note that the closing of the transactions remains subject to certain conditions (including the receipt of necessary regulatory approvals and other customary closing conditions), and SCA and UnitedHealth will continue to operate as two separate companies during the pendency of the proposed transaction.

UnitedHealth Group is a massive company. Will this new relationship slow SCA down?

UnitedHealth Group’s senior leadership has been clear about their intent to preserve our nimbleness. We are confident we will be able to get things done with speed and effectiveness, no different than in the past.

Most physicians’ only perspective on UnitedHealth Group is based on their experience with benefits and/or claims, and their comments have not been positive. Should we be concerned?

Up until several years ago, we often struggled with UnitedHealthcare to reach agreement on reimbursement that gave our surgeons flexibility to choose the optimal site of service for their patients. As our relationship has developed with UnitedHealth Group’s leadership team, we have worked through many of those issues. We fully understand that many of our physicians may have had disappointing experiences with UnitedHealthcare at times and while they, like any organization, might never be perfect, we believe they are creating a culture focused on improving health care. Perhaps most importantly, we are experiencing the team at the top of UnitedHealth Group as wanting to learn as much as possible about how to improve and deepen relationships with surgeons. We think this is a great sign.

If you partner with SCA, will you be at risk of not getting contracts or losing them?

UnitedHealthcare is a very small portion of SCA’s revenue, less than 10 percent, and UnitedHealth Group will invest approximately $2.4B in the business. The team at UnitedHealth Group and Optum is highly motivated to ensure SCA facilities and SCA surgeons are successful as a multi-payer platform. We have been actively sharing the strategy with the health plans in each of our markets and have received an overwhelmingly positive response.

Will SCA continue to be an attractive option for health system customers and facilities?

Health systems are important SCA partners in many markets and will continue to be. Surgical care delivery is migrating and our key health system partners are progressive in their efforts to develop ambulatory services and payment models. For example, we are partnered with Advocate in Chicago which operates a large commercial ACO that has incentivized them to develop a network of ASCs with SCA and shift surgery out of hospitals. We will be uniquely positioned to respond to the changing market dynamics, and we expect this alignment with OptumCare will strengthen our ability to serve our physician customers as the partner of choice for surgical care. Optum also serves four out of five hospitals across the country.

Cautionary Statement Regarding Forward Looking Statements

This communication may contain statements that constitute “forward-looking statements,” including, for example, information related to UnitedHealth Group Incorporated (“UnitedHealth Group”), Surgical Care Affiliates, Inc. (“SCA”) and the proposed acquisition of SCA by UnitedHealth Group. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “project,” “should” and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements reflect the current analysis of existing information and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the possibility that various conditions to the consummation of the UnitedHealth Group exchange offer and mergers may not be satisfied or waived, including the receipt of regulatory clearances related to the mergers; uncertainty as to how many shares of SCA common stock will be tendered into the UnitedHealth Group exchange offer; the risk that the UnitedHealth Group exchange offer and mergers will not close within the anticipated time periods, or at all; the failure to complete or receive the anticipated benefits from UnitedHealth Group’s acquisition of SCA; the possibility that the parties may be unable to successfully integrate SCA’s operations into those of UnitedHealth Group; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, suppliers or physicians) may be greater than expected following the transaction; the retention of certain key employees at SCA may not be achieved; the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; UnitedHealth Group and SCA are subject to intense competition; factors that affect UnitedHealth Group’s ability to generate sufficient funds to maintain its quarterly dividend payment cycle; the effects of local and national economic, credit and capital market conditions; and the other risks and uncertainties relating to UnitedHealth Group and SCA described in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

SCA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group and SCA. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at 800-768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.